CHINA CERAMICS CO., LTD.

恒达瓷砖
HENGDA TILE
WWW.HENGDATILE.COM

CORPORATE PRESENTATION
March 2010

Safe Harbor Statement

This presentation contains forward-looking statements and management may make additional forward-looking statements in response to your questions.
Such written and oral disclosures are made pursuant to the Safe Harbor provision of the Private Securities Litigation Reform Act of 1995.

Although we believe our expectations expressed in such forward looking statements are reasonable, we cannot assure you that they will be realized.
Investors are cautioned that such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the anticipated results, and therefore we refer you to a more detailed discussion of the risks and uncertainties in the Company’s filings with the Securities &
Exchange Commission.

The forward-looking statements contained in this presentation are made only as of this date, and China Ceramics is under no obligation to revise or update these forward-looking statements.

To supplement its financial results presented in accordance with IFRS-GAAP management will make reference to certain adjusted financial measures which the Company believes provides meaningful additional information to understand the Company’s operating performance. A table reconciling non-
GAAP measures to the nearest GAAP equivalent can be found at the end of this presentation.

OTCBB Listed:

Share Price (02/26/2010):

52 Week Range:

Market Cap:

Shares Outstanding (02/26/2010):

Average Volume (3 Months):

Net Debt (09/30/2009):

Target Net Income (FY 2009):

2009 P/E (@ $6.00):

Note: There are 15.55 million warrants (OTCBB: CCLWF.OB) with exercise price of $7.50 outstanding.

**Based on target 2009 net-income. Includes the additional 1.214 million earn-out shares in the denominator, i.e. shares outstanding with
2009 earn-out shares is approximately 10.16 million.

Equity Snapshot

                                          CCLTF.OB

                                                              $6.00

                                   $5.45-$10.01

                                   $53.7 Million

                                       8.95 Million

                                                              7,437

                                   $10.8 Million

                                   $23.8 Million

                                                               2.6x**

Company Overview

Founded as Jinjiang Hengda Ceramics in 1993, based in Jinjiang, Fujian Province, China

Produces five different types of ceramic tiles and over 2,000 combinations, sold under “Hengda”
or “HD” trademark

About 95% of production is sold in China and 5% is exported to Japan, Russia,  Eastern
Europe, South Korea, United Kingdom, Australia, Thailand, Spain, Turkey and Egypt

Acquired a new production facility in Gaoan, China in January 2010

Purchase the plant for approximately approx $41 million from a group of Investors

Investors financed the construction and China Ceramics provided design, engineering and start-up support

The acquisition was financed with $27 million of cash (on hand and from the SPAC) and $14 million of debt at 5.3% interest

One of only two PRC based members of the “Drafting Committee of the Ceramic Industrial Standard Association” for the exterior wall  ceramic industry

Jinjiang
(Corp HQ)

Gaoan
(New facility)

China Ceramics is a leading manufacturer of ceramic tiles used for exterior siding and for interior flooring in residential and commercial buildings.

From 2005 through 2008 China Ceramics achieved:

Revenue compounded annual growth rate (CAGR) of 25.1%,

Net Income CAGR of 23.9%

and EBITDA CAGR of 27.2%

Profitable and Rapidly
Growing Business

Strong brand

Large and loyal customer base

Commitment to quality, research and development and innovation

Leading Position in the
Ceramics Tile Market in
China

New state-of-the-art production facility in Gaoan acquired in January 2010 expands capacity by 10 million sq. meters, an increase of 33%

New plant is expected to reach capacity of 42 million sq. meters by the end of
2011, expanding total capacity by 150%

Assuming China Ceramics achieved all of its earn-out targets, the Net Income
CAGR from 2009 to 2011 would be 35.3%

Aggressive Growth
Strategy

China Ceramics currently trades at a multiple of only 2.6x expected earnings for fiscal year 2009, compared to 16x for Diversified Industrials sector

Attractive Valuation

Investment Highlights

Urbanization trend in China is expected to benefit construction industry for many years to come

The Chinese construction materials market is forecast to grow at 8.7% p.a.
through 2013*

Large and Rapidly
Growing Market
Opportunity

*Source: Datamonitor

恒达瓷砖

Porcelain
80.3% of 2008 Revenue

- Stronger and harder than other types of ceramic tiles
- Color is the same throughout
- Wear-resistant and absorb less water than other types of tiles

Glazed
12.1% of 2008 Revenue

- Glossy finish and colored patterns may be added to the tiles
- Glaze does not go beyond the surface
- Easier to clean

Glazed Porcelain
2.7% of 2008 Revenue

- Combines the advantages of porcelain tiles and glazed tiles
- Tiles have a porcelain body with a stain-proof and glossy finish

Rustic
4.5% of 2008 Revenue

- New product introduced in 2007
- Are also used for interior walls and flooring in addition to exterior walls
- Aesthetically appealing with greater versatility in their design

Ultra Thin
0.4% of 2008 Revenue

- New product introduced in 2008
- Only 4.0mm thick and uses less raw materials
- Able to retain heat during winter and keep buildings cool during summer

Superior Products

Over two-thousand different
combinations of products, colors
and sizes manufactured

The largest sized tiles measure
600 million by 600 million (23.6 x
23.6 inches)

Awarded “Chinese Well-Known
Mark” in 2005 and “China
Building Ceramic Well-Known
Brand” in 2008

绿城集团 GREENTOWN

POWERLONG 宝龙房地产业

Aoyuan HKEx Stock Code: 3883

中凯集团 ZK GROUP

华润置地 CR Land

恒大地产集团 EVERGRANDE REAL ESTATE GROUP

绿地集团

Vanke

Established and Loyal Customer Base

Current China
Distribution Network

Current Distribution Network

Products are sold directly to a network of 35 exclusive distributors and to large real estate developers; 9 of the top 10 customers in 2008 have worked with Hengda from 9 to 11 years, the other for 3 years

Top 10 clients represent only 49.3% of sales in 2008

Historically sold internationally to; Japan, Korea, Philippines, Mongolia, Russia, Italy, United Kingdom,
Turkey, Australia, Saudi Arabia, Dubai, Israel, Jordan and Iraq through PRC trading companies

Distribution Strategy

Expand distribution network to cover regions in PRC
without a presence or to strengthen presence and enter
more global markets

Strengthen strategic relationships with large real estate
developers (such as China Resources Land Limited,
Vanke and Evergrande) and enter into exclusive ceramic
tile provider contracts

Selected Hengda Projects

Semi-detached dwellings

Multi-unit dwelling

Commercial

Project: Chengdu Kanjun
Garden
Project Size: 210,000 sq. meters

Project: Hangzhou Redbud
Garden
Project Size: 53,000 sq. meters

Project: China Resources Land
Limited Lanxi Town
Project Size: 100,000 sq. meters

Project: Xiamen Blue Gulf
Peninsula
Project Size: 133,000 sq. meters

Project: The 11th National
Games Village
Project Size: 95,000 sq. meters

Project: Shenyang Institute of
Aeronautical Engineering
Project Size: 97,000 sq. meters

Advanced Manufacturing Equipment and
Technology

Jinjiang Facility
Founded: 1993

Capacity of 28 million sq. meters

9 manufacturing lines; 1,692 employees

Currently operating at 100% capacity

Production lines are fully automated

Over $3 million invested in 2006 – 08 to
upgrade production lines and improve
efficiency

Upgrade enabled energy savings of over
20% through recovery and recycling of
waste water, waste dust, exhaust gas and
kiln after-heat

Gaoan Facility
January 2010

Closed acquisition in January 2010

Capacity of 42 million sq. meters by end of
2011

12 new manufacturing lines

3 lines currently manufacturing finished
product

4 additional lines to be operational in 2010 with
planed CAPEX of $20 million

5 additional lines to be operational in 2011 with
planed CAPEX of $20 million

Raw Materials Inspection

- Inspect physical properties and chemical composition to ensure that materials meet rigorous quality standards

Mixing and Grinding

- Clay and coloring materials are mixed in a specific proportion and ground
- Mixture is filtered to form a slurry to a specific density and flow speed

Spray Drying

- Water extracted from slurry after stabilized
- Powder of standardized size and specific moisture content is created

Molding

- Powder is compress into tiles based on specifications
- Equipment manufactured by Sacmi of Italy and Laeis of Germany

Glazing

- Carefully controlled glazing concentration is applied using QC processes to minimize chromatic aberration and variation

Firing

团结拼搏 求实创新

- Tiles are fired in computer controlled kilns at over 1000°C
- Kilns manufactured by Hansoful of Germany

Automated Production Lines

Affordable Housing 10%
Livelihood Project & Infastructure 9%
Infrastructure Construction & Power Grid 38%
Healthcare Education 4%
Environmental Projects 5%
R&D 9%
Post Earthquake Reconstruction 25%

Macro- Economic Policies Benefit the Construction
Industry

40 billion square meters of floor space
will be built - in five million buildings
by 2025

1 billion people will live in China's
cities by 2030

350 million people will be added to
China's urban population by 2025 -
more than the population of today's US

221 Chinese cities will have more than
one million people living in them by
2025 - Europe has 35 today

GDP will multiply by 5 times by 2025

Significant growth potential

The building materials industry benefits directly from PRC central government's 4 trillion stimulus plan and China's continuous urbanization.

Source: McKinsey Global Institute, March 2009

China Sate Council,  November 2008

The Central & Province governmental policies,
such as investing RMB900 billion in Affordable
Housing, further promotes the growth of the
construction and construction material industries

PRC central government's  4 trillion
stimulus plan

❖

650
600
550
500
450
400
million
48%
46%
44%
42%
40%
38%
36%
34%
32%
30%
36.1%
37.7%
39.1%
40.5%
41.8%
43.0%
43.9%
44.9%
45.7%
2000
2001
2002
2003
2004
2005
2006
2007
2008
Urban Population
Urbanization Rate

sq.m
30
25
20
15
10
5
0
1980
1990
2000
2005

billion
1.4
1.3
1.2
1.1
1.0
4.5%
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
2000
2005
2010E
Population
% Growth

Source: National Bureau of Statistics of China: 2009 International Statistical Yearbook

National Bureau of Statistics of China: China Statistical Yearbook 2008;
Institute of Quantitative & Technical Economics, Chinese Academy of Social Sciences: Development Report 2008
McKinsey Global Institute, March 2009

Urbanization Trend in China Continues to Benefit
Construction Industry

Growing Population in China

Urbanization Trend in China

Growing Urban Per Capita
Living Space in China

The rapid urbanization, population growth and rising
standard of living are fueling demand for building materials

Indonesia

Malaysia

Russia

US

UK

50.3%

69.4%

72.9%

81.4%

89.9%

% of Population Urbanized by Country

350
300
250
200
150
100
billion
2006
2007
2008
2009E
2010E
2011E
2012E
2013E
$ billion

180
160
140
120
100
80
60
40
20
0
billion
May-08
Jun-08
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08
Feb-09
Mar-09
Apr-09
May-09
Jun-09
New Construction
Expansion
Reconstruction

Continued Growth in China’s Housing &
Construction Materials

The Chinese construction material market is forecasted to grow with a CAGR of 8.7%
through 2013 reaching a value of $323.9 billion

Growth in the New Construction market in China resumed in March 2009 after slowing down in the beginning of 2009

China Construction Materials Market Value Forecast:
$ billion, 2006-2013

Source: Datamonitor, May 2009

Euromonitor, Monthly economic review of the Chinese economy:
August 2009 update

CAGR
8.7%

China’s Fixed Asset Investment by type of Construction:
$ billion, 5/2008 – 6/2009

Notes:

1. February figures are for the combined periods of January and February

1

Competitive Landscape

The ceramic tile manufacturing industry in China is centralized in four locations:

Foshan, Zibo & Linyi and Jiajiang are known for specializing in manufacturing interior wall and floor ceramic tiles

Jinjiang specializes in the exterior wall ceramic tile manufacturing due to the unique clay composition in Dehua county

Competitors include:

Guangdong White Rabbit Ceramics

Guangdong New Pearl Ceramics

Foshan Shiwan Yulong Ceramics Co., Ltd.

Jiangxi Apollo Ceramics Co., Ltd.

Jinjiang Haoyuan Ceramics Co., Ltd.

Jinjiang Wanli Ceramics Co., Ltd.

Jinjiang Tengda Ceramics Co., Ltd.

Jinjiang Haoshan Construction Materials Co., Ltd.

Zibo & Linyi

Foshan

Jiajiang

Jinjiang

Gaoan

Source: National Bureau of Statistics of China

China Ceramic Industry Report, 2006 – 2007

Dehua

The ceramic tile market in China is fragmented.

Competitive Strengths

Well recognized “HD” and “Hengda” brands were awarded the coveted
“Chinese Well-Known Mark” award by the Central Government

Continuous focus on R&D to sustain competitive edge

Granted 33 design patents and 4 utility patents in China

Development of ultra-thin tile products and a new generation of lightweight ceramic tiles which are lighter than water and have better insulation properties than existing products

Focus on Quality Control from raw materials to manufacturing to post sales service and customer support

Extensive distributor network and long term customer relationships where 9 of Hengda’s top 10 customers in 2008 have been purchasing from the company for over 9 years

Experienced management team, led by the founder who has over 20 years of experience in the ceramic tile industry

Consistent track record of execution driving revenue and net profit growth.

Growth Strategy

Added 4 new distributors since December 2009

Gradually expand capacity at the Gaoan plant to reach target of
42 million sq. meters by end of 2011

Broaden distribution network by entering into exclusive
contracts with large real estate developers

Evaluate opportunities to increase exports

Evaluate selective acquisition opportunities that can broaden product line, expand customer base and penetrate new
geographic regions

Four Year Hengda Management Forecast

Source: Hengda management

Note: All figures converted at 6.85 RMB/US$

Assumptions:

Sales of 32.5, 39.0, 47.0,
and 60.0 million sq.m
from 2009-2012
respectively

Sales price per sq.m
growing 4% year over
year starting in 2010

COGS per sq.m growing
3% year over year
starting in 2010

$1 million per year
expense starting in 2010
related to being a public
company

Capital expenditures of
approx $20 million in
2010 to install 4 lines and
$20 million in 2011 to
install 5 lines

In US$ '000

2009

2010

2011

2012

Net Sales

$126,645

$161,037

$204,782

$276,175

COGS

86,326

106,238

132,385

173,482

Gross Profit

$40,319

$54,799

$72,397

$102,693

Expenses

8,606

12,031

15,028

19,918

Operating Income

$31,713

$42,768

$57,369

$82,775

Other Income (Loss)

(16)

(928)

682

920

Income Before Taxes

$31,697

$41,840

$58,051

$83,694

Income Taxes

7,924

10,460

14,513

20,924

Net Income

$23,773

$31,380

$43,538

$62,771

EBITDA

$35,486

$48,238

$64,330

$90,737

Revenue Growth

27%

27%

35%

Net Income Growth

32%

39%

44%

EBITDA Growth

36%

33%

41%

Gross Profit Margin

32%

34%

35%

37%

Operating Income Margin

25%

27%

28%

30%

million
$120
$100
$80
$60
$40
$57.9
$72.4
$94.9
$113.4
2005
2006
2007
2008

million
$35
$30
$25
$20
$15
$10
$14.6
$18.8
$26.4
$30.0
2005
2006
2007
2008

million
$50
$40
$30
$20
$10
$0
$12.7
$14.8
$21.3
$24.1
$27.7
$23.8
$31.4
$43.5
2005
2006
2007
2008
2009PF
2009E
2010E
2011E

Strong Track Record of Growth

Revenue

EBITDA

Notes:

1. All figures converted at 6.85 RMB/US$

2. Implied Net Income based on Net Income Before Tax target of $31.7 million and a tax rate of 12.5%.  Hengda’s tax rate changed from 12.5% to 25% in 2009

3. Implied Net Income based on Net Income Before Tax target of $31.7 million and a tax rate of 25% in 2009

Assuming Hengda
achieves all of its
earn-out targets, Net
Income CAGR would
be 35.3% from
2009 to 2011

CAGR=25.1%

CAGR=27.2%

CAGR=23.9%

2

Net Income

CAGR=35.3%

3

$100
$95
$90
$85
$80
million
$86.4
$94.7
9 Mo. 2008
9 Mo. 2009

$30
$25
$20
$15
$10
million
$23.6
$26.6
9 Mo. 2008
9 Mo. 2009

$25
$20
$15
$10
$5
$0
million
$19.1
$21.7
$18.5
9 Mo. 2008
9 Mo. 2009PF
9 Mo. 2009

Strong Recent Performance - 9 Months 2009
Update

Revenue

EBITDA

Notes:

All figures converted at 6.85 RMB/US$

1. Implied Net Income based on Net Income Before Tax  of $24.8 million and a tax rate of 12.5%.  Hengda’s tax rate changed from 12.5% to 25% in 2009

Revenue increased by 9.6%

Sales volume for 9
months increased from
21.6 million sq. m to
25.0 million sq. m
(+15.7%)

EBITDA  increased by 12.7%
and Net Income (PF) was up
12.4%

Hengda  increased
prices by 4% at the
beginning of July 2009

Sales volume for Q4 2009 is
+20.8% year over year from
Q4 2008

1

Net Income

Summary Balance Sheet: Pre-SPAC Deal

Notes:

1. All figures converted at 6.85 RMB/US$

In 000's of US$

(1)

2008-12-31

2009-6-30

2009-9-30

Cash

$7,534

$13,613

$23,700

     Accounts Receivable

28,591

36,739

42,515

     Inventory

19,206

15,744

14,938

Other Current Assets

491

622

95

Non-Current Assets

10,561

9,461

8,936

Total Assets

$66,382

$76,179

$90,184

     Accounts Payable

$13,560

$13,846

$17,300

Short Term Borrowing

1,796

5,036

5,036

Other Current Liabilities

14,026

9,178

12,006

Non-Current Liabilities

0

0

0

Total Liabilities

$29,382

$28,060

$34,342

Total Shareholder Equity

37,000

48,119

55,842

Total Liabilities and Shareholders' Equity

$66,382

$76,179

$90,184

Transaction with China Holdings Overview

On November 20, 2009, China Holdings (CHAC, a SPAC), through BVI located intermediary entities, acquired 100% of the equity shares of Jinjiang Hengda Ceramics Co., Ltd (“Hengda”)

China Holdings re-domiciled as a BVI based company and the combined entity is called China
Ceramics Co., Ltd.

5,743,320 ordinary shares of China Ceramics were issued to Hengda at closing

Initial equity transaction value of $56.2 million assuming a redemption value of the SPAC at
$9.79 per share

No cash consideration

8,185,763 shares of China Ceramics are held in escrow and will be released based on China Ceramics achieving year over year growth targets and/or share price targets

For example, for every dollar of 2009 Net Income Before Tax above $28.0 million Hengda will receive 0.3284 China Ceramics shares up to a maximum of 1,214,127 shares.

Lock-Up Agreement - except for 537,010 shares (that will be released after 6 months) all other shares
(including Founders 1.25 million shares) are locked up for 12 months

(1)  Year over Year growth of max benchmark after tax

Earn-out Range

Financial Metric in the Fiscal Year

Min

Max

Implied
Growth(1)

Shares Released
per $ of Growth

Maximum Shares
Released

2009 Net Income Before Tax

$28.0

$31.7

13.2%

0.3284

1,214,127

2010 Net Income After Tax

$23.8

$31.4

32.0%

0.2359

1,794,800

2011 Net Income After Tax

$31.4

$43.5

38.7%

0.1790

2,176,836

Stock price targets by April, 30 2012

Price of $20

2,000,000

for any 20 trading days in a 30 day trading period

Price of $25

1,000,000

Assumes a $6.00 Share Price

in millions except for share price		2009 Closing	2009	2010	2011
Net Income Targets for Contingent Shares [1]		$23.8	$23.8	$31.4	$43.5
Founders	1,250,000	1,250,000	1,250,000	1,250,000	1,250,000
Public	1,956,851	1,956,851	1,956,851	1,956,851	1,956,851
Warrants	0	0	0	0	0
Hengda	5,743,320	5,743,320	5,743,320	5,743,320	5,743,320
Hengda Incentive 09			1,214,127	1,214,127	1,214,127
Hengda Incentive '10				1,794,800	1,794,800
Hengda Incentive '11					2,176,836
Fully Diluted Shares	8,950,171	8,950,171	10,164,298	11,959,098	14,135,934
Fully Diluted Shares (in mm's)		8.950	10.164	11.959	14.136
Fully Diluted Earnings Per Share (EPS)		$2.66	$2.34	$2.62	$3.08
EPS Growth Rate				12.2%	17.4%
P/E Ratio		2.3x	2.6x	2.3x	1.9x

Assumes a $10.00 Share Price

	2009 Closing	2009	2010	2011
Fully Diluted Shares (in mm's)	12.838	14.052	15.847	18.023
Fully Diluted Earnings Per Share (EPS)	$1.85	$1.69	$1.98	$2.42
EPS Growth Rate			17.1%	22.0%
P/E Ratio	5.4x	5.9x	5.0x	4.1x

Assumes a $14.25 Share Price

	2009 Closing	2009	2010	2011
Fully Diluted Shares (in mm's)	16.316	17.530	19.325	21.502
Fully Diluted Earnings Per Share (EPS)	$1.46	$1.36	$1.62	$2.03
EPS Growth Rate			19.7%	24.7%
P/E Ratio	9.8x	10.5x	8.8x	7.0x

Attractive Valuation

Notes:

1.   Assumes 25% tax rate on Net Income before Tax Target of $31.7 million for 2009

2.   The warrants are valued under Treasury Method with a $7.50 strike price

3.   There are 15.55 million warrants outstanding callable if stock price is exceeds $14.25

Senior Management Team  and Board

Founded Jinjiang Hengda Ceramics Co., Ltd. in 1993

20 years of experience in the ceramic tile industry

Vice chairman of Fujian Province Ceramic Industry Association

Huang  Jia Dong

Chairman*

Li  Shun Qing

Chief Executive Officer

Hen Man Edmund

Chief Financial Officer

Senior Management Team

Board of Directors

* Denotes Board member of China Ceramics

Joined in August 2008

Former CFO of a Sichuan switchgear manufacturer

Accountant of HK listed Dickson Concepts (International) Ltd. from 2002 to 2005

Auditor at Deloitte Touche Tohmatsu

Bachelor Degree from University of East Anglia, United Kingdom

Associate member of Institute of Chartered Accountants in England and Wales and
Hong Kong Institute of Certified Public Accountants

Joined in 1993 as Manufacturing Vice General Manager

ISO9000:2000 and ISO9001:2000 Internal Quality Systems Certification Auditor

Joined in 1993 as Sales Vice General Manager

Head of Sales and Marketing

Cheng Yan Davis

Vice Dean of International Programs and Development at UPenn GSE

Advised at the highest levels of business, education and government agencies in China

Paul K. Kelly

Founder, President and CEO of Knox & Co. and Peers & Co., both international financial advisory firms focused on Asia; over 200 cross-border M&A transactions completed

Chairman and CEO of the Westgate Group, Inc., a strategic advisory firm focusing upon cross-border business opportunities for clients, with an emphasis on China and Asia

Su Pei Zhi*

Sales Deputy GM and Director

Ding Wei Dong

Over 40 years of experience in the building materials industry

1997 to 2008 President of China Building Ceramics and Sanitaryware Industry Association

Graduated from Nanjing University of Science and Technology

Summary

China’s urbanization
trend expected to drive
long-term demand for
construction materials

Leading position
with established
and loyal
customer base

Profitable and rapidly
growing business

Target net income
growth of 35.3%
over next 3 years

Aggressive production
capacity expansion to
capitalize on growing
market demand

Commitment to
manufacturing
technology, R&D and
quality control

Attractive valuation
as compared to
public company
peers

Non-GAAP Reconciliation Table

Notes:

All figures converted at 6.85 RMB/US$

000's of $USD

2005

2006

2007

2008

9 Mo. 2008

9 Mo. 2009

Net Income

$12,660

$14,782

$21,256

$24,090

$19,059

$18,564

Plus Tax

0

2,018

2,900

3,508

2,758

6,226

Plus Interest

0

84

137

Plus Dep. and Amort.

1,919

2,004

2,159

2,279

1,726

1,726

EBITDA

$14,579

$18,848

$26,400

$30,014

$23,608

$26,652

China Ceramics Co. Ltd.

Mr.  Edmund Hen, CFO

Email:  info@hengdatile.com

SEC Attorney

Loeb & Loeb

Phone:+1(212) 407-4000

CCG Investor Relations:

Mr. Ed Job, CFA

Phone: +1-646-213-1914 (New York)

ed.job@ccgir.com

Auditors

Grant Thornton PRC

Tel: +86-21-2322-0200

Contact Information

CHINA CERAMICS CO., LTD.

恒达瓷砖
HENGDA TILE
WWW.HENGDATILE.COM

China Ceramics - Overview

Thank You